UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

_______________________

THE DRESS BARN, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

_____________________________

2.50% Convertible Senior Notes Due 2024

(Title of Class of Securities)

261570AB1

(CUSIP Number of Class of Securities)

David R. Jaffe

President, Chief Executive Officer and Director

The Dress Barn, Inc.

30 Dunnigan Drive

Suffern, NY 10901

Telephone: (845) 369-4500

Fax: (845) 369-4595

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

_____________________________

Copies to:

Steven L. Kirshenbaum, Esq.

Proskauer Rose LLP

1585 Broadway

New York, NY 10036

Telephone: (212) 969-3000

Fax: (212) 969-2900

_____________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$111,400,000	$7,942.82
*

Estimated for purposes of calculating the amount of the filing fee only. Because there is no active trading market for the 2.50% Convertible Senior Notes Due 2024 (the “Notes”), this valuation is based on the book value of the securities to be received by The Dress Barn, Inc. (“Dress Barn”) and assumes the exchange of all $112,500,000 aggregate principal amount of the notes currently outstanding, for cash and shares of common stock of Dress Barn, par value $0.05 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,942.82	Filing Party:	The Dress Barn Inc.
Form or Registration No.:	Schedule TO	Date Filed:	December 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☒	Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third party tender offer subject to Rule 14d-l.

☒ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed on December 23, 2009 (the “Schedule TO”) by The Dress Barn, Inc., a Connecticut corporation (“Dress Barn”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer (the “Offer”) by Dress Barn to exchange any and all of its 2.50% Convertible Senior Notes Due 2024 (the “Notes”) for $1,040 in cash, plus accrued and unpaid interest to, but excluding, the settlement date (which we expect to be January 27, 2010), and a number of shares of the Company’s common stock, par value $0.05 per share (the “Common Stock”), which we refer to as the “Exchange Ratio” (together, the “Offer Consideration”), for each validly tendered and accepted Note, on the terms and subject to the conditions described in the Offer to Exchange, dated December 23, 2009 (the “Offer to Exchange”), and the accompanying Letter of Transmittal (“Letter of Transmittal”), which are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

All information in the Offer to Exchange, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 1 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented.

Item 1 through 11.

The Offer to Exchange, a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(A), is hereby amended and supplemented as follows:

(1)  The third bullet point in the first paragraph under the caption “INCORPORATION BY REFERENCE; ADDITIONAL INFORMATION” in the Offer to Exchange, which is on page 15 in the Offer to Exchange, is hereby deleted in its entirety and replaced with the following:

—     Current Reports on Form 8-K filed on September 25, 2009, October 26, 2009, November 19, 2009, November 20, 2009, November 30, 2009, December 14, 2009, December 16, 2009, December 23, 2009; and

(2)  Item 4(a) of Schedule TO is hereby amended and supplemented by adding the following thereto:

On January 21, 2010, Dress Barn issued a press release announcing that the Exchange Ratio for the Offer will be 55.3341 shares of Common Stock for each Note accepted for exchange. The total number of shares of Common Stock issuable for each Note accepted for exchange is equal to the quotient of: (A) (i) 95.1430 shares of Dress Barn Common Stock multiplied by $25.12, the average of the Daily VWAP (as defined in the Offer to Exchange) per share of Common Stock for each trading day in the five consecutive trading day period ending on, and including, January 20, 2010 (the “Weighted Average Price”), minus (ii) $1,000; divided by (B) the Weighted Average Price.

The full text of Dress Barn’s press release, relating to the announcement of the final Exchange Ratio, is filed herewith as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(B)	Press Release, dated January 21, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2010	DRESS BARN By: /s/ Armand Correia Name: Armand Correia Title: Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange, dated December 23, 2009.
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Letter to DTC Participants
(a)(1)(D)*	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees
(a)(5)*	Press Release, dated December 23, 2009, incorporated by reference to Exhibit 99.1 to the issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2009.
(a)(5)(B)	Press Release, dated January 21, 2010.
(d)(1)*

Indenture by and between The Dress Barn, Inc. (the “Dress Barn”) and The Bank of New York, as trustee, dated as of December 15, 2004, including form of Note and Guarantee, filed as exhibit 4(a) to the Registration Statement of Dress Barn on Form S-1 under the Securities Act (Registration No. 333-124512), filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2005.

(d)(2)*	Form of Note (included in Exhibit d(1))
(d)(3)*	Form of Guarantee (included in Exhibit d(1))
(d)(4)*

Registration Rights Agreement, dated as of December 15, 2004, among Dress Barn, Banc of America Securities LLC (“BOA”) and JP Morgan Securities Inc. (“JPM” and, together with BOA, the “Initial Purchasers”), filed as exhibit 4(f) to the Registration Statement of Dress Barn on Form S-1 under the Securities Act (Registration No. 333-124512), filed with the SEC on May 2, 2005.

(d)(5)*

Amendment No. 1 to Registration Rights Agreement, dated January 3, 2005, among Dress Barn and the Initial Purchasers, filed as exhibit 4(g) to the Registration Statement of Dress Barn on Form S-1 under the Securities Act (Registration No. 333-124512), filed with the SEC on May 2, 2005.

(d)(6)*

Amendment No. 2 to Registration Rights Agreement, dated January 3, 2005, among Dress Barn and the Initial Purchasers, filed as exhibit 4(h) to the Registration Statement of Dress Barn on Form S-1 under the Securities Act (Registration No. 333-124512), filed with the SEC on May 2, 2005.

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*      Previously filed.